OMBAPPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 OMB !slumber. 3235-0145
Expirm: Febeuary 28, 2009
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7
United Fire Group, Inc.
(Name of Issuer)
Common Stock 5.001 par value
(Title of Class of Securities)
910340 108
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filmy of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed
El Rule 134-1(b)
M Rule 13d-1(c)
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).
Persons Tao respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC1745(3-06) Page 1 of 6 pages

CUSIP No.  910340108
1. Names of Reportin,g Persons. Dee Ann McIntyre
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b)
3. SEC Use Only
4 Citizenship or Place of Organization  USA
Number of 5. Sole Voting Power 2525,239
Shares Bene
ficially by 6. Shared Voting Power  ,
Owned by Each
Reporting 7. Sole Dispositive Power  2,525239
Person With:
8. Shared Dispositive Power 471 863
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 2.997,102
10. Check if the Aggregate Amount in Row (9) FTeinfloS Certain Shares (See Instructions)  NIA
11. Percent of Class Represented by Amount in Row (9) ...1.1Mitt
12. Type of Reporting Person (See Instructions) IN

cusa, No.  910340 108
1. Names of Rolling persons. Dee Am McIntyre Marital Election Trust dated 10/09/2009 Mentifscation Nos. of above persons (entities only).
2. Check the Appropdate Boa if a Member of a Group (See Instructions)
N
(a) /A
(b)
3. SEC Use Only
4. Citizenship or Place of Organization  State of Iowa
Number of 5 Sole Voting Power  2.426533
Shares Bene
ficially by 6. Shared Voting Power
Owned by Each
8. Shared Dispositive Power
9. Aggregate Amount Beneficially Owned by Each Reporting Person.  2,42.533
N/A
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)
12. Type of Reporting Person (See Instructions) 00

Pagel of 6 pages
3

Item 1(a) Name of Issuer:
United Fire Group, Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
118 Second Avenue SE
Cedar Rapids, IA 52401
Item 2(a) Name of Person Filing:
The persons filing this Schedule 13G are:
(1) Dee Ann McIntyre
(2) Dee Ann McIntyre Marital Election Trust dated October 6, 2009
Attached to this Schedule 13G as Exhibit A is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.
Item 2(b) Address of Principal Business Office or, if none, Residence:
1218 Bishops Lodge Road
Santa Fe, NM 87501-1099
Item 2(c) Citizenship:
(1) Dee Ann McIntyre is a citizen of the United States of America.
(2) The Dee Ann McIntyre Marital Election Trust dated October 6. 2009 was formed under the laws of the State of Iowa.
Item 2(d) Title of Class of Securities:
Common Stock S.001 par value
Item 2(e) CITSIP Number:
910340 108

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(aX45) of the Act (15 U.S.C. 784
(c) Insurance company as defined in section 3(aX19) of the Act (15 U.S.C. 7k).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with 240.13d-1(bX1XUXE);
(f) An employee benefit plan or endowment fimd in accordance with 240.13d-1(bX1Xi)(F);
(g) A pared holding company or control person in accordance with 240.13d-1(b)(1Xii.W;
(h) A savings associations as define:lin Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A clinch plan that is exduded from the definition of an investment company under section 3(cX14) of the Investment Company Act of 1940(15 U.S.C. 130a-3);
(I) Group, in accordance with 240.13d-1(bX1Xii)0).
Item 4 Ownership
Please provide the following information regarding the aggregate number and percentage of the class of securities the issuer identified in Item 1.
(a) Amount beneficially owned.
(1) Dee Ann McIntyre is the beneficial owner of 2,997,102 shares of $.001 par value common stock of the Company, consisting of
2,421,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. Mdntyre serves as trustee;
ii 5,000 shares held in the brokerage account of the Dee Ann McIntyre Marital Election Trust;
iii 438 shares held by Mrs. McIntyre individually,
iv. 50,802 shares held by the J. Scott McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. Mdntyre serves as trustee;
v. 471,863 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mrs. McIntyre serves as one of three directors;
vi. 16,500 shares held in an individual retirement account;
vii. 30,966 shares held in a revocable trust for which Mrs. Mchityre serves as Trustee (consisting of 10,966 shares in one revocable trust account, and 20,000 shares in another revocable trust account);

5

(2) The Dee Ann McIntyre Marital Election Trust dated October 6,2009 is the beneficial owner of 2,426,533, shares of S.001 par value common stock of the Company, consisting of:
2,421,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. McIntyre serves as trustee;
it. 5.000 shares held in the brokerage account of the Dee Ann McIntyre Marital Election Trust;
(b) Percent of class
(1) The 2,997.102 shares reported as beneficially owned by Dee Ann McIntyre represented 11.95% of the issued and outstanding shares of $.001 par value common stock of the Company on December 31,2016.
(2) The 2,426.533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6. 2009 represented 9.68% of the issued and outstanding shares of S.001 par value common stock of the Company on December 31, 2016.
(c) Number of shares to which the person has:
(1) Dee Ann Mdntyre
i. Sole Power to vote or to direct the vote:
ii. Shared power to vote or to direct the vote:
iii. Sole power to dispose or to direct the disposition of:
iv. Shared power to dispose or to direct the disposition of: 2525,239
471,863
2,525,239
471,533

(2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009
i. Sole Power to vote or to direct the vote: 2,426,533
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 2,426,533 iv_ Shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following 0.
Not Applicable_
Item 6 Ownership of More than Five Percent on Behalf of Another Person. Not Applicable_
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company
Not Applicable.
Item 8 Identification and Classification of Members of the Group Not Applicable.
Item 9 Notice of Dissolution of Group
Not Applicable.
Item 10 Certification
Not Applicable.

7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.
February 13, 2019  /s/ Mark- R. Van Heukelom
Dated Dee Ann McIntyre
By Mark It Van Heukelom
Bradley & Riley PC Attorney-in-Fact
DEE ANN MCINTYRE MARITAL
ELECTION TRUST
Dated October 6, 2009
February 13. 2019  /s/ Mark R. Van Henkeloin
Dated Dee Aim McIntyre, Trustee By Mark R. Van Heukelom Bradley & Riley PC Attorney-in-Fact

EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT
Dee Ann McIntyre, individually, and the Dee Ann Mdntyre Marital Election Trust dated October 6, 2009, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G related to their beneficial ownership of the common stock of United Fire Group, Inc.
February 13. 2019  Is/ Mark IL Van Heukelom
Dated Dee Ann McIntyre
By Mark R. Van Heukelom
Bradley & Riley PC Attorney-in-Fact
DEE ANN MCINTYRE MARITAL
ELECTION TRUST
Dated October 6, 2009
February 13. 2019  is/ Mark R. Van Heukelom Dee Ann McIntyre, Trustee By Mark It Van Heukelom Bradley & Riley PC Attorney-in-Fact